Exhibit 12.1

Computer Sciences Corporation

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Nine Months Ended		Fiscal Year Ended
	January 2,	December 28,	March 28,	March 30,	March 31,	April 1,	April 2,
	2009	2007	2008	2007	2006	2005	2004
Earnings
Adjusted income before taxes (1)	$612,847	$605,164	$919,525	$607,940	$761,290	$703,906	$783,266
Plus: Fixed Charges	265,118	246,170	331,493	336,460	248,303	287,121	314,974
Plus: Other Expenses
(Income)/loss for equity method investees	(12,855)	(12,612)	(12,721)	(13,148)	(11,149)	(8,168)	(6,181)
Amortization of capitalized interest	192	185	264	264	310	310	310
Distributed income of equity method investees	8,123	9,400	11,319	10,134	10,062	3,587	686
Minority interest	(7,093)	(10,149)	(14,346)	(14,788)	(10,639)	(11,374)	(19,747)
Preference security dividend requirements of consolidated subsidiaries	(443)	(603)	(801)	(782)	(591)	(409)	(380)
Total earnings	$865,889	$837,555	$1,234,733	$926,080	$997,586	$974,973	$1,072,928
Fixed charges
Interest expense (2)	$191,442	$129,051 (4)	$185,400	$217,900	$145,100	$173,700	$182,300
Imputed interest on operating leases (3)	67,250 (4)	80,350	107,100	115,033	99,867	110,267	129,633
Tax Interest	2,980	34,177	35,300	—	—	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	3,003	1,989	2,892	2,745	2,745	2,745	2,661
Preference security dividend requirements of consolidated subsidiaries	443	603	801	782	591	409	380
Total fixed charges	$265,118	$246,170	$331,493	$336,460	$248,303	$287,121	$314,974
Ratio of Earnings to fixed charges	3.27	3.40	3.72	2.75	4.02	3.40	3.41
Lease rental expense	$201,750	$241,050	$321,300	$345,100	$299,600	$330,800	$388,900

(1) Adjusted income before taxes excludes minority interest in consolidated subsidiaries and (income)/loss for equity method investees.

(2) Interest expense according to periodic filings.

(3) Imputed interest on operating leases is estimated to be one-third of current fiscal year lease rental expense.

(4) Imputed interest on operating leases is based on a pro-rata share of fiscal year 2009 lease rental expense estimate of $269 million, which is based on the fiscal 2008 expense.